

Invest in NowRx

NowRx is a mobile app offering same-day prescription delivery for free and one-hour prescription delivery for $5. **Edit Profile**

$500	**$6,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

NowRx is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Overview, Pitch Deck, Gallery, Media Mentions, Team Story, Founders, Employees, Investors/Advisors, Term Sheet, Investor Perks, Prior Rounds, Market Landscape sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by NowRx without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Total Addressable Market

$45 Billion

Hours Spent Annually On Pharmacy Lines

1 Billion

> $152K+ in February revenue (launched in January)

> Selected to participate in the Plug & Play Accelerator (800+ company applicant pool)

> 1,500+ customers since launch

> 15% average monthly revenue growth since launch

> Investors include healthcare IT entrepreneurs/CEOs with $1B+ in aggregate exits

---

> Round Size: US $2,000,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $6,000,000


"Goodbye CVS. Goodbye Walgreens. Never again." - Yelp Review

The founders at NowRx believe that the $225 Billion retail pharmacy industry is a broken model, marked by inefficiencies and negative customer experiences in retail. Americans spend more than 1 billion hours every year waiting in line at the pharmacy, with a median wait time of 45 minutes per trip. Based on the founders' research and experience, there is a lack of sufficient collaboration between large pharmacy chains and physicians.

NowRx is a technology-driven and logistics-enabled, on-demand and vertically integrated pharmacy solution built for today's busy consumer. With a few taps on a smartphone, prescriptions can be delivered right to the patient's door. NowRx also enables collaboration between physicians, pharmacists, and patients to potentially affect better medication compliance and better health outcomes (Personalized PharmacySM).

NowRx generates revenue from the sales of prescriptions (for retail pharmaceutical companies, gross margins average 23%.). They plan to challenge the traditional retail pharmacy model with dispensing centers in inexpensive warehouse locations and employed drivers. To minimize delivery expense and driver run time, NowRx plans to establish multiple locations in strategic, patient-dense areas in the future.

NowRx launched its first location in Mountain View, CA, in January 2016, and plans to reach full utilization with the first 2-3 locations in a single geography before expanding to other geographies. The management believes that Door-to-door, in-person outreach to local, private practice physicians has yielded a scalable growth model.

Pitch Deck

Highlights

Product & Service

Q&A with Founder ›

Prior Rounds

Market Landscape

✉ SeedInvest

Overview

Team Story

Term Sheet

Financial Discussion

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Product & Service

NowRx's Mission is to provide free same day prescription delivery. They offer this service to customers with a few simple steps. Customers can download the NowRx app and complete their profile. Once they have done so, they can instruct their doctors to send their prescriptions directly to NowRx when e-prescribing. Alternatively, customers can scan a paper prescriptions securely through the NowRx app or transfer existing prescriptions.

This allows customers to get medications delivered to their home or office, within the NowRx service area. NowRx also provides reminders to help customers remember to take medications and to process refills, to help promote better health and wellness. In addition, NowRx has a video chat feature which allows customers to speak to a NowRx pharmacist.

Benefits to Customers

- Save time and avoid lines

- Same co-pay

- Same or lower out of pocket cost


- Medications supplied by leading U.S. distributor

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Gallery





NowRx Delivering to a Customer.

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
SeedInvest

Overview
Team Story
Term Sheet
Financial Discussion

Media Mentions

Los Altos Town Crier

Mountain View VOICE

San Francisco Chronicle

Team Story

NowRx founders met in in 2012 when Cary hired Sumeet as CTO at GenieDB, and worked together for 3.5 years through every life-cycle a startup can go through (product re-write, company pivot, successful funding, lack of funding, layoffs, acquisition process, and wind-down). Based on limited traction, difficulty raising additional funding, and failure of the board to successfully close on an acquisition offer, the decision was made to wind down GenieDB in 2014.

Prior to GenieDB, Cary was founder and CEO of a successful financial tech company, Trafalgar Insurance Services, which he acquired and then led through financial turnaround and ultimately acquisition by a large regional financial services firm, generating 18x return on investment (cash-on-cash).

Since winding down GenieDB, Cary and Sumeet evaluated several business ideas before launching NowRx.

Cary was exposed to pharmacy industry while working at a tech incubator focused on healthcare. NowRx believes there are no compelling reasons to maintain existing brick and mortar pharmacies and the systems that run pharmacy backend are notoriously slow and outdated. NowRx is passionate about creating the pharmacy of the future, and making a pharmacy experience that is convenient, efficient, focuses on customer experience and patient outcome. The long-term play is to improve patient medication adherence through efficient prescription management, delivery, and patient analytics.

Meet the Founders



Cary Breese
CEO AND CO-FOUNDER

PROFILE MENU




Cary has more than 15 years experience in senior leadership and is a multiple time CEO, with expertise in technology, healthcare and financial services. He is experienced in large Fortune 500 companies as well as small start-up environments. As an analytical thinker who excels at execution, creating organizational focus, and leading teams in a consultative management style, he is a versatile leader skilled in operations, with strong foundations in both engineering and finance. He is an Expert in Lean Startup methodology.

Sumeet Shoekand
CTO AND CO-FOUNDER

Technology executive with 19 years of experience. As an entrepreneur at heart, with a record of building solutions from ground up, Sumeet has built teams and led them from vision validation, to product definition, design and delivery. He has wide-ranging technology and framework experience., and is interested in building businesses that will delight customers.

Key Team Members



Melissa Bostock
MORE THAN 4 YEARS MANAGING PHARMACIST FOR TARGET. PHARMD AND MS PUBLIC ED.

Highlights

Product & Service

Q&A with Founders

Prior Rounds

Market Landscape

✉ SeedInvest

Overview

Team Story

Term Sheet

Financial Discussion

Notable Advisors & Investors



Barry Karlin
Investor, Founder/CEO @CRC Health (acq. $720M); Founder/CEO @Navigation Tech; PhD Stanford



Sharad Daswani



John Waller

Investor, More than 20 years experience as a successful entrepreneur, investor and exec.



Wayne Woods

Advisor, 23 years as Managing Partner of top quartile performing pharmacy in California.



Jerry Miller

Advisor, Over 37 years experience in Pharmacy Benefit Management. PharmD.



Highlights

Product & Service

Q&A with Founder ▶

Prior Rounds

Market Landscape

✉ SeedInvest

Overview

Team Story

Term Sheet

Financial Discussion

Q&A with the Founder

Q: Regarding short term debt, what are the terms (pay down, interest, maturity, future draw down plans)?

NowRx: We have a short-term loan from Kabbage: Original principal: $62,100, term 6 months, payable monthly, APR:24%. Balance now $42k.

Q: Do you have a current line of credit? What are the terms (capacity, balance, pay down, interest, maturity, future draw down plans, etc.)?

NowRx: No.

Q: What Accounts Payables do you have and when are they due?

NowRx: Based on Jan 2017 balance sheet, there was an Account Payable of $55,718 due payable to Mckesson, our wholesale supplier, due on 2/14/17 (and paid). Typically Mckesson invoices us twice per month, with payment terms of 15 days.

Q: I am seeing a ramp up on subcontractor drivers in the last few months, can you describe what is happening?

NowRx: Generally, as our business grows, more prescriptions are processed per day, thus, more prescriptions must be delivered. Further variation from month to month arises from the mix between the utilization of employed drivers vs subcontractor drivers - we use a mixture of both. Our employee drivers serve dual roles, sometimes to help us process prescriptions and sometimes to deliver medications, something we manage day to day and month to month. If processing is light, we may use our employee drivers more and subcontractors less. Consequently, given the general trending business growth it is likely to see increased contractor expense, with some variation month-to-month based on the particular demands on the processing side.

Q: Regarding payroll, why has pharmacy increased to ~25K and admin to ~15K in 1/17?

NowRx: Pharmacy payroll increased with the hire of a new pharmacist technician who started mid-December, having an hourly rate of $27.50. No further additions to the pharmacy team are anticipated until we have achieved 200-300 prescriptions per day, about 3 or 4 times our current volume. Regarding the increase in Admin payroll expenses, Sumeet and I have not been taking salary since Oct, however, in the month of January, Cary received a one-time reimbursement of business expenses to cover a multitude of business expenses throughout the entire year 2016, totally $9,800.

Q: Has anything changed on use of proceeds for this raise?

NowRx: Yes, with this raise we are planning to open one more location, rather than two more locations. Everything else remains the same.

Q: Can you give me a sense of business updates since we last spoke?

NowRx: New business developments: a) Selected for Plug and Play Innovation Platform - NowRx is one of 20 companies selected from a field of more than 800+ startups. NowRx is joining Plug & Play's 16-week program focused on business development and funding, with kickoff meeting today, 2/16/17. b) 1 new marketing relationships with drug manufacturer: Sun Pharmaceutical. c) Kicked-off a pilot program with Dignity Health's Sequoia Hospital to demonstrate improved medication adherence with patient home delivery. d) Engaged with Johnson & Johnson Consumer division to explore collaboration and Shire Pharmaceuticals Digital Health Innovation group Exploring a pilot with Proctor and Gamble Ventures group to market OTC products to customers.

Q: Can give me a sense on assumptions in the newly updated financials model? Looks like you are now projecting significant customer growth from acct reps and word of mouth and margins look lower

NowRx: Can give me a sense on assumptions in the newly updated financials model? Looks like you are now projecting significant customer growth from acct reps and word of mouth and margins look lower

Q: Regarding gross margin, what is your plan to bring it up to 20%+ in projected financial model?

NowRx: Our business is currently weighted towards brand name drugs more than industry averages would indicate. Brand name drugs are higher revenue per prescription but lower gross margin, as compared to generic drugs. Industry average revenue per prescription is $60 with a gross margin of 23%. We are currently average higher revenue per drug $80-$85, but lower percentage gross margin 17-18%. However, we are still talking about a relative small sample size, as we are only processing 50-70 prescriptions per day, a fraction of our capacity or what a typical pharmacy produces. We fully expect over time, as our volume increases and the "sample size" increases, our average revenue per prescription and percentage gross margin will trend toward the industry average.

Q: Why are higher priced brands lower in gross margins to NowRX?

NowRx: This is standard in the pharmacy industry. Gross margins result from the difference between what the insurance plan reimburses and the cost at the wholesaler sets. We do not control, nor does the patient/customer control, the gross margins. (nor does any pharmacy or pharmacy chain).

Q: How does Board of Pharmacy and DEA approvals work as you expand in CA (Norcal) & into other states (WA, East Coast, etc..)?

NowRx: We have met the same standards as any other retail pharmacy, that is we have been licensed at the state level (CA Board of Pharmacy) as well as the DEA. CA is one of the most stringent regulatory environments and most advisors told us it would take us more than one year to get through, but we did it in 4 months. DEA is on the federal level; it is once and done. The Board of Pharmacy approval process is fairly standard across states, although CA is one of the more stringent. Costs are inexpensive around $500; we don't need to wait to apply so we can apply in advance of entering other state markets.

Q: How does renewal work? (responded on on call)

NowRx: Expirations depend on state and are either annual or bi-annual renewals. In CA, we submit a $50 renewal fee and other states are more straightforward.

Q: What are the regulatory standard on the drivers you hire?

NowRx: Drives require no extra licensing or bonds to delivery medications. Medications are delivered both via mail and with drivers all over the country and have been for decades.

Q: Are they full time or contractors?

NowRx: Drivers are a mix of FT W-2s & PT 1099s. Subcontractor Drivers are hired from a small boutique firm with specialty in pharmacy delivery: Vayu Express. Drivers can delivery 6-8 prescriptions per hour, so number of drivers varies based on volume. Maximum will likely be approximately 5-6 full time, with several part-time during peak hours (4-7pm). This is one area where more validation is required

Q: What does your expansion plan look like in more detail (chronological locations/cities, timing, capex per each, etc.)?

NowRx: In 18 Months: 1 geography (Bay Area) with 3 locations (Mountain View, Redwood City, Campbell. Capital required for each new location entails $200K for equipment and inventory, along with another $225K for working capital required until location achieves profitability, or $425k one-time investment for each new location. In 2-3 years: 6-8 new geographies, the first being Los Angeles/Orange County, Seattle, and San Diego. Will evaluate over time how best to prioritize additional geographies, West and Midwest or East Coast, based on competitive landscape, partnerships and other strategic considerations at that time.

Q: In 18 Months: 1 geography (Bay Area) with 3 locations (Mountain View, Redwood City, Campbell. Capital required for each new location entails $200K for equipment and inventory, along with another $225K for working capital required until location achieves profitability, or $425k one-time investment for each new location. In 2-3 years: 6-8 new geographies, the first being Los Angeles/Orange County, Seattle, and San Diego. Will evaluate over time how best to prioritize additional geographies, West and Midwest or East Coast, based on competitive landscape, partnerships and other strategic considerations at that time.

NowRx: Generally speaking, at capacity each location will have a team of 4: Pharmacist, Pharmacist Technician, Clerk and Driver/Logistics manager, totally approximately $25K per month in payroll per location. Pharmacists are full-time, 1 per location or MSA and at each location can generate between $5M and $10M in annual revenue, or 400-800 prescriptions per day.

Q: What's included in Account Receivables?

NowRx: Reimbursements from insurance health plans, who pay majority of cost for medications delivered to patients. Most health insurance plans reimburse us in 20 days (some are 30 day pay) from day prescription is filled.

Q: How do payments on co-pay and out of pocket work?

NowRx: A typical prescription might cost NowRx $46 to purchase from our wholesaler (McKesson). We then get reimbursed $40 from the patient's health plan and the patient pays us a $20 co-pay. NowRx revenue equals $60 ($40 reimbursement plus $20 co-pay from patient). Our COGS is $46, leaving gross margin of $14 or ~23%.

Q: What do payment days / cycle look like?

NowRx: We pay wholesaler on a 15 day cycle. Most health insurance plans reimburse us in 20 days (some are 30 or 45 day pay) from day prescription is filled. Co-pay amounts are collected at time of delivery or within one-week from credit card/Stripe. There are industry standard financing vehicles (inventory financing and/or receivable financing) to easily cover any cash flow shortage from the difference in when we pay for wholesale purchases and when we receive reimbursements from insurance plans.

Q: What's included in Inventory?

NowRx: Medications we purchase from wholesale market for sale to patients/customers.

Q: What's included in Account Payables?

NowRx: Payments to wholesaler for inventory items, which are on a 15 day cycle (twice monthly settlement).

Q: Why is the SAFE note not reflected in your balance sheet?

NowRx: Technically, SAFE is not a true note, it carries no interest and no due date, it is a hybrid instrument that converts to equity if and when we have a future equity round. That being said, SAFE does come into play in liquidation event, at the cash value, so I do see your point that perhaps it should be reflected on BS in some fashion. I will check with my accountant and get a recommendation how to properly account. LMK what he/she says

Q: Do you have a Line of Credit?

NowRx: We do not currently have a line of credit. However, we are discussing with commercial banks on lines of credit on 50% of inventory. Working capital has not been an issue yet.

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Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $2,000,000	US $2,000,000
Minimum investment	$20,000	US $500
Target minimum	US $200,000	US $200,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $6,000,000	US $6,000,000
Interest rate	5.0%	5.0%
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the last day of campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the last day of campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised

● Software ● Sales and marketing

Highlights

Overview

Product & Service

Team Story

Q&A with Founder ►

Term Sheet

Prior Rounds

Financial Discussion

Market Landscape

✉ SeedInvest


If Maximum Amount Is Raised

- ● Software
- ● Sales and marketing

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of NowRx's prior rounds by year.

Highlights	Overview
Product & Service	Team Story
Q&A with Founder ▸	Term Sheet
Prior Rounds	Financial Discussion
Market Landscape	
✉ SeedInvest	



$6000000

Pre-Seed (Convertible)   Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $1,045,000
Close Date	Mar 26, 2016
Security Type	Convertible Note
Valuation Cap	US $6,000,000

Financial Discussion

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

The company's net revenues for the year ended December 31, 2016 were $700,551, an increase from $0 in 2015. Net revenues consist of all sales, less discounts and returns. The company's revenues were primarily derived from the sale and home delivery of prescription medications.The primary driver of changes from the year ending December 31, 2015 was the company's commencement of sales operations.

Cost of goods primarily consists of prescription medications. Delivery costs of $85,825 in 2016 are included in General and administrative expenses. Research and development costs are expensed and separately stated under operating expenses. Cost of goods sold in 2016 was $572,549, an increase from $0 in 2014, due to the company's commencement of operations in 2016. Gross profit (revenues less the cost of producing those revenues) in 2016 was $128,002. Gross margins in 2016 were 18%.

The company's operating expenses consist of general and administrative, sales and marketing, depreciation, and research and development. Operating expenses in 2016 amounted to $711,203, a 187% increase from $247,240 in 2015. The primary components of this decrease were due to:

● A 233% increase in general and administrative costs to $655,353, reflecting [x]

● A 496% increase in sales and marketing costs to $49,405, reflecting [x]

● A 250% increase in depreciation expense to $5,053, reflecting additional assets which were acquired during 2016, and partial period depreciation for the assets acquired throughout 2015.

● A 96.6% reduction in research and development costs, reflecting the completion of the company's software

As a result of the foregoing factors, the company's net loss from operations was $583,201 in 2016, a 136% increase from losses of $247,240 in 2015.

Other expenses consist interest expense, which amounted to $237 in 2016, an increase from $0 in 2015. This expense originates from short-term debt notes issued by the company in 2016.

As a result of the foregoing factors, the company's net loss for 2016 was $583,438 in 2016, a 136% increase from losses of $247,240 in 2015.

Since the end of the period covered by the financial statements, our revenues have increased because of continued growth in prescription volume. Our expenses increased less than our revenues, because we were able to handle the increased prescription volume with the existing team.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $830,678.

The company was initially capitalized by loans from the issuance of notes. The principal amount of notes outstanding as of December 31, 2016 was $1,117,500. The company had cash on hand in the amount of $159,519 at December 31, 2016.

The company has not committed to make any capital expenditures. The company maintains inventory used in the normal course of business, and had $96,444 and $86,993 of inventory on hand as of December 31, 2016 and 2015.

The company had approximately $159,519 cash on hand as of December 31, 2016. Currently, we estimate our burn rate (net cash out) to be on average $35,000 per month.

Indebtedness

On December 21, 2016, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of 24.04% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. As of December 31, 2016, the outstanding loan balance was $62,100.

On December 21, 2016, the Company entered into promissory notes totaling $70,000 with five individuals. All notes bear 12% interest, mature on April 30, 2017, and are due in full with accrued interest at maturity. These notes are collateralized by receivables, cash accounts, inventories, and all related proceeds. The notes are immediately callable in the event of (a) an equity financing of at least $1 million, or (b) insolvency or bankruptcy proceedings. As of December 31, 2016, principal of $70,000 and accrued interest of $237 were outstanding.

On December 19, 2016 and in February 2017, the Company entered into a KISS agreement (Keep it Simple Security) with third parties for $50,000 and $30,000, respectively. Details on these notes can be found below under Recent Offerings of Securities.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

● Between July 2015 and November 2016, we sold SAFE notes to investors including Cary Breese and Sumeet Sheokand, in reliance on Section 4(a)(2) of the Securities Act, for consideration of $1,045,000. The proceeds of this offering were used for general business purposes.

● Between December 2016 and February 2017, we issued KISS notes in reliance on Regulation D under the Securities Act, for consideration of $80,000. The proceeds of this offering were used for general business purposes.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed ;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Highlights

Overview

Product & Service

Team Story

Q&A with Founder ▸

Term Sheet

Prior Rounds

Financial Discussion

Market Landscape

✉ SeedInvest

Market Landscape

NowRx believes that its Total Addressable Market (TAM), from a top-down approach, is approximately $45 Billion. It reaches that conclusion by noting that the Retail Pharmacy market is approximately $225 Billion, of which approximately $153 Billion can be attributed to individuals 64 and under. Further, they believe that 30% of the total market are convenience shoppers. NowRx considers the intersection of convenience shoppers and "tech-savvy" shoppers--that is, those under 64--make up their primary market.

Further, NowRx believes that its TAM, from a bottom-up approach, is approximately $5.4 Million for each NowRx location. This estimate assumes similar demographics and density and 25% TAM is readily addressable in first 5 years. It is also based on the $120 Million annual retail pharmacy spend in a 5-mile radius around the NowRx Mountain View Location. They use the same calculations ($84 Million dollars attributable to 64 and under individuals and $22 Million attributable to time-constrained, convenience shoppers) to arrive at that estimate.

The management team believes that NowRx is advantaged over other startup competitors through: 1) focus on precision delivery windows (1-hour), 2) a capital efficient model for scaling through the building of new pharmacy locations inside warehouse space, and 3) a management team with experience running businesses and in another heavily regulated industry, insurance.

Competitive Landscape

1. **Retail Pharmacy Startups: NimbleRx, ScriptDash, & Capsule -** Other competitors in the retail space have built their businesses by acquiring traditional pharmacies and added delivery. NowRx built a pharmacy "from scratch" inside a warehouse. The goal is to optimize for an on-demand customer experience, from top to bottom. The NowRx solution seeks to replace the traditional pharmacy model. Furthermore, NowRx is focused on a detailed company brand formula designed to establish a customer-oriented experience.

2. **Mail-Order Startups: Pillpack, Nurx, The Pillclub, Phil -** NowRx believes that mail-order pharmacy is an incomplete solution: Acute, refrigerated (antibiotics, insulin, etc.) and controlled medications (schedule II narcotics, psychotropics, etc.) may not be adequately addressed through the mail with 3-4 day delivery delay. As such, this may leave some customers having to maintain two or more separate pharmacy solutions: one for regular monthly refills and one for acute, same-day fill, new prescriptions, or one-time prescriptions, leaving these customers vulnerable to churn/lapse. The founders at NowRx believe that their solution is better suited for handling acute, same-day fill or one-time prescriptions, in addition to being adept at handling monthly refills.

3. **Big Chain Pharmacies: Walgreens, CVS, RiteAid, etc. -** This segment competes primarily based on brand power and geographical coverage. Their existing model is dependent on in-store customer foot traffic to drive sales of other products beyond prescriptions (i.e., OTC). The founders at NowRx believe that big chain pharmacies might resist adopting this new on-demand model as it will keep customers out of the store, hampering the justification for their investments in expensive retail space. If big chain pharmacies lose business to on-demand startups, NowRx believes they may shut down stores that have dipped below profitability due to loss of foot traffic and the associated OTC sales. If this were the case, and more and more chain stores are shut down, customer files could be transferred to other nearby locations, increasing workload and further degrading customer service, thus creating a vicious cycle.

4. **Tech Companies: Amazon, Google, etc. -** NowRx believes that the regulatory complexities associated with pharma might delay entrance from these players, but that they will eventually enter the market. They believe, however, that there is a window of opportunity before the entrance of tech companies, and that the entrance of a large tech competitor might be beneficial, putting pressure on large chains that could catalyze a build/buy decision for a competing platform.

5. **Logistics Companies: Uber, Postmates, DoorDash, Curbside, etc. -** As third party platforms for fleets of independent couriers/drivers, it may be difficult to effectively meet requirement of specialized training, chain of custody, and legal liability that represent best practices in prescription delivery. This is particularly true for narcotics and other Schedule II drugs. There have been several partnerships announced in this area, although currently these arrangements address OTC products, and do not apply to prescription medications.

Legal Disclaimer: The above statements represent management opinion and are meant for illustrative purposes. They do not represent the scope of competition in the marketplace, nor do they represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

We are a new company competing in a large industry. As a venture capital backed start-up, there exists substantial risk of not being able to raise sufficient funding to support continued operations and scale. Entrances of a large, well-funded competitor with strong brand recognition could also be a significant risk.

Healthcare is risky business. Dramatic changes in healthcare regulations could present a substantial risk to our business and our cost of operations. Also, our business faces the same risks that an online retail business, a delivery service, and a traditional pharmacy each face, along with new risks that are unique to that combination.

The auditor has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We operate in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. Additionally, the delivery of prescription medications presents the possibility of liability for or incorrectly filled or delivered medications.